UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arena Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

405 Lexington Avenue, 59th Floor

(No. and Street)		
New York	NY	10174
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lawrence Cutler	212-612-3204	lcutler@arenaco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Withum Smith +Brown, PC

(Name – if individual, state last, first, and middle name)			
1411 Broadway, 9th Floor	New York	NY	10018-3496
(Address)	(City)	(State)	(Zip Code)
10/08/03		100	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Cutler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Arena Financial Services LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of New York) ss.:
County of Westchester

On the 2nd day of March in the year 2026, before me, the undersigned notary public, personally appeared Lawrence david Cutler, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Notary Public

Signature:

Title:
President and Chief Executive Officer

JANE FIRESTONE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FI0026060
QUALIFIED IN WESTCHESTER COUNTY
CERTIFICATE FILED IN N.Y. COUNTY
MY COMMISSION EXPIRES JUNE 21, 2028

This filing contains (check all applicable boxes):**

X (a)statement of financial condition.
X (b) notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a 4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security based-swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r)compliance report in accordance with 17 CFR 240.17a 5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17-CFR 240.18a-7, as applicable.
X (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ___

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARENA FINANCIAL SERVICES, LLC

(A Delaware Limited Liability Company)

Statement of Financial Condition as of December 31, 2025 and Report of
Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

ARENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)
TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Arena Financial Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arena Financial Services, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.

New York, New York
March 2, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ARENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Assets		
Cash at bank	$	1,759,905
Accounts receivable		52,531
Due from affiliate		1,017,894
Prepaid expenses		33,069
Total assets		2,863,399
Liabilities		
Accounts payable and accrued liabilities		175,509
Bonus payable		790,521
Due to affiliate		69,913
Total liabilities		1,035,943
Member's Capital		
Member's capital		4,412,100
Accumulated deficit		(2,584,644)
Total member's capital		1,827,456
Total liabilities and member's capital	$	2,863,399

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Arena Financial Services, LLC (the "Company"), a Delaware limited liability company, was formed on June 4, 2015, and commenced operations on August 31, 2015. The Company's principal office is located at 405 Lexington Avenue, 59th Floor, New York, New York.

The Company is wholly owned by Arena Investors Group Holdings, LLC ("AIGH"). Prior to April 3, 2025, The Westaim Corporation ("Westaim"), held a majority stake (51%) in AIGH. The remaining 49% membership interest in AIGH was held by Bernard Partners LLC ("BP LLC"), a Delaware-domiciled limited liability company.

On April 3, 2025 CC Capital Partners LLC ("CC Capital") through an affiliate, Wembley Group Partners, LP, completed a $250 million investment in Westaim via a private placement to acquire common shares and warrants to purchase additional common shares. Concurrent with this transaction, AIGH's ownership was restructured such that Westaim now owns 100% of AIGH with BP LLCs previously held 49% stake being replaced with profit share arrangements.

The Company is a registered broker dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was accepted as a registered broker dealer by FINRA on October 12, 2016. The Company is registered to conduct activities as a finder of investors to invest in private placements for funds advised by an affiliate of the Company, Arena Investors, LP ("AI"). AI is a registered investment adviser with the SEC. Activities in which the Company intends to engage involve securities that are not registered with SEC pursuant to the Securities Act of 1933 and that are eligible for the exemptions offered under Regulation D.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used to prepare these financial statements are as follows:

Basis of preparation

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and are stated in United States dollars.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in member's capital during the reporting period. Actual results could differ from these estimates.

Cash at bank

The Company holds significant cash balances at financial institutions which throughout the year may regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Distribution fees, advisory fees, placement fees and commercial Loan fees are recognized in the periods during which the related services are performed, and the amounts have been contractually earned in line with Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)". The Company earned the total revenue from contracts with customers of $5,089,358 during the year from the above-mentioned fees.

Current Expected Credit Losses

The Company accounts for estimated credit losses in accordance with ASC 326-20, which requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on pertinent information about past events, current conditions, and reasonable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. During the year ending 2025, the Company did not recognize any additional expected credit losses. The allowance for credit losses recorded in the prior year amounting $110,000 was written off upon determination that the amounts were uncollectible.

Income taxes

The Company is a single-member limited liability company, organized in Delaware, that is wholly owned by AIGH. The Company is not subject to United States Federal, New York State or New York City income tax. Instead, all the Company's distributable shares of income, gain, loss and deductions are allocable to AIGH.

AIGH is considered a partnership for United States Federal income tax purposes. AIGH is not subject to United States Federal, New York State or New York City income tax. Each member is individually liable for its distributable share of all items of income, gain, loss, and deduction for such taxable year of AIGH.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of four classes of services, including fund distribution, fund placement commercial loan fee and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% percent of its total revenues from affiliate entities in 2025.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Distribution Fees

The Company has been engaged by AI to provide distribution services on behalf of AI, and each of the AI funds. The Company has employed an individual whose sole role is the provision of distribution and private placement services. Distribution services primarily include the identification of prospective qualified clients. Revenue is accrued monthly in accordance with the terms of the agreement, as the ongoing services provided to AI are performed and performance obligations are satisfied. The Company earned a monthly fee of $250,000 through June 30, 2025. Effective July 1, 2025, pursuant to a revised distribution agreement with AI, the monthly fee increased to $300,000.

Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In certain circumstances, significant judgment is required to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to the satisfaction of the related performance obligations are recorded as contract liabilities until the associated revenue recognition criteria are met.

Private Placement Fees

The Company acts as a placement agent on behalf of the AI funds. Unlike the distribution services detailed above, in order to earn revenue, the Company must secure qualified investors. The agreement states that a fee will only be earned once a certain sales threshold has been reached which occurs at a point in time when the amounts are reasonably determinable and the AI funds receive the benefit of the placement. Once reached, the Company is remunerated on a cost-plus basis. The cost is derived from the compensation payable to the staff responsible for the successful sale (above the agreed threshold) and is calculated as a set percentage of the revenues generated by the AI funds from the new investors. The performance obligation is met once the investors are placed in the fund and the threshold is met. While the performance obligation is met, a portion of revenue is constrained until future investor balances are known based on the performance of the fund and the monthly investor balances are known. A portion of revenue in the current year is based on performance obligations that have been met in prior years.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED).

Commercial Loan Fees

Effective March 1, 2025, AI reassigned transferred one employee to AFS to perform commercial loan origination, structuring, syndication, and other related activities (the "Commercial Loan Services") on behalf of AI. The Commercial Loan Services are provided for under the existing distribution agreement that also governs the distribution fees. The Commercial Loan Services represent a distinct service transferred over time as AFS performs the activities and AI simultaneously receives and consumes the benefits. Consideration for the Commercial Loan Services is specified as cost plus 10%. The reimbursable "cost" primarily comprises employee compensation costs determined based on HR-provided staff cost information, including base compensation with applicable taxes & benefits and discretionary bonuses awarded by management based on individual performance, overall business performance, and management judgment. To the extent discretionary bonuses introduce variability in the underlying cost base, management considered the related reimbursement as variable consideration and concluded that revenue (for AFS) / expense (for AI) should be recognized as the services are performed and the costs become probable and estimable, subject to the variable consideration constraint, such that amounts are included only to the extent it is probable that a significant reversal will not occur.

Contract assets and liabilities

The Company presents a contract liability if the customer has paid consideration, or if payment is due as of the reporting date but the entity has not yet satisfied its performance obligation by transferring goods or services. The Company had no contract liabilities as of December 31, 2025 (none as of December 31, 2024).

The Company presents a contract asset if the customer is yet to pay consideration or if payment is due as of the reporting date for already satisfied performance obligations by transferring goods or service. The Company had no contract assets as of December 31, 2025 (none as of December 31, 2024).

Cost to obtain a Contract with a Customer

The Company had no assets from costs to obtain contracts from customers at December 31, 2025, and December 31, 2024.

4. RELATED PARTY TRANSACTIONS

The Company has entered an expense sharing agreement with an affiliate, Arena Management Co., LLC ("AMC"), pursuant to which it receives shared personnel and certain operating services. Effective January 1, 2025, the agreement was revised to include the compensation costs of two employees under the cost-sharing arrangement, compared to one employee under the prior agreement. AMC settles expenses in line with the agreement and is reimbursed by the Company based on their allocable share. The Company is charged for services based upon (a) actual costs incurred when attributed directly to the Company (direct expenses), (b) an allocation of general office space, overhead, and non-employee resources based on the percentage of space used for the period incurred (shared expenses), and (c) salaries and benefits based on the percentage of time spent for direct employees that are shared between the Company and AMC (salaries and benefits of shared employees).

4.   RELATED PARTY TRANSACTIONS (CONTINUED)

For the year ended December 31, 2025, the Company was charged $598,676 of direct and shared expenses and a further $181,406 of salaries and benefits of shared employees by AMC. As of December 31, 2025, the direct and shared expenses payable to AMC were $43,615, while salaries and benefits of shared employees outstanding were $16,204 and the amount due for reimbursable expenses were $10,094. Both balances are included in "due to affiliate" on the Statement Of Financial Condition. The Company has recognized the direct and shared expenses and salaries and benefits of shares employees in accordance with the revised agreement.

The Company entered into a service agreement with its registered investment advisor affiliate whereby the Company provides services acting as a placement agent to prospective qualified investors.   The Company also performs certain investor relations to support marketing and promotional activities of the proprietary funds offered by the affiliate. The performance obligation is met at the point in time the Company performs the duties, which occur throughout the month as the services are performed and consumed by the registered investment advisor. Under the terms of the contract, which was entered into in August of 2022, amended on December 1, 2023 (effective October 1, 2023) was further amended from July 2025 on the registered investment advisor will pay the Company $250,000 per month till June 2025 and $300,000 from July 2025. The Company earned revenues of $3,300,000 during the period from these services, which are separately disclosed in the accompanying Statement Of Operations. The Company has also earned a placement fee and commercial loan fee of $131,622 and $532,300 as per the distribution agreement. For the year ended December 31, 2025, the Company has a receivable of $1,017,894 from the registered investment advisor.

The Company has entered into advisory service agreements with several affiliated entities of AI, including DCK Worldwide Group, LLC, AIEF Pulse L.P., AIEF Phoenix, AIEF All Capital L.P., Empire Asset Finance, LLC, and JS Funding, LLC and has earned advisory fee of $1,125,436 as per the service agreements. As of December 31, 2025, the Company has outstanding receivables of $40,000 from DCK Worldwide Group, LLC and $12,500 from JS Funding, LLC.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

5.   REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. Under this rule, the Company is required to maintain net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, the Company had net capital after deduction for non-allowable assets of $1,261,601 which was $1,228,381 in excess of its minimum required net capital of $33,220. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

6.   MEMBER'S CAPITAL

The Company's authorized member's capital consists of an unlimited number of membership interests. The total member's capital as of December 31, 2025, is $4,412,100 and there was no change to the Company's membership interests.

All the issued and outstanding membership interests of the Company are held by AIGH.

7. ACCOUNTS RECEIVABLE

The Company's accounts receivable balance is comprised of below:

	Advisory fees
Total receivable at January 01, 2025	$40,000
Add: During the year 2025	$12,531
Balance at December 31, 2025	$ 52,531

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company may be involved in legal matters that arise from time to time in the ordinary course of the Company's business. Currently, the Company is not aware of any legal matters of this type that are believed to be material to the Company's results of operations, liquidity or financial condition.

9. INDEMNIFICATIONS

In the normal course of business, the Company enters or may enter contracts which provide a variety of general indemnifications. The Company's maximum exposure under these indemnifications is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management expects that the risk of material loss associated with such indemnifications to be remote. Therefore, the Company has not accrued any liability with such indemnifications.

10. CAPITAL AND LIQUIDITY

The Company has significant liquidity at December 31, 2025. As demonstrated in Note 5, all the Company's regulatory requirements are satisfied. With regards to management's assessment of going concern, they have determined that the Company has sufficient capital and liquidity to ensure operations for at least 12 months from the date these financial statements were approved. In the unlikely event the Company had insufficient liquidity to meet its financial obligations, management believes that they could access additional funds from the parent entity.

11. SUBSEQUENT EVENTS

The Company was informed that the Chief Operating Officer of AIGH, who also serves as President of the Company, has resigned from his positions effective March 31, 2026.

There are no other identified events that require adjustments or disclosures in these financial statements as of March 3, 2026.